SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment 3)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

Ordinary shares, par value US$0.000025 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐] Rule 13d-1(b)

[☐] Rule 13d-1(c)

[☒] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, each representing one ordinary share, par value $0.000025 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

CUSIP No. 01609W102	13G	Page 2 of 11 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 490,934,571(1)
	6	SHARED VOTING POWER 256,064,000(1)(2)
	7	SOLE DISPOSITIVE POWER 490,934,571
	8	SHARED DISPOSITIVE POWER 256,064,000(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,998,571(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON CO

1	This figure does not take into account the Voting Agreement described in Item 8.

2

This figure includes (a) 170,000,000 ordinary shares of the Issuer (“Ordinary Shares”) owned by Skywalk Finance GK, a 100% direct subsidiary of SoftBank Group Corp. and (b) 86,064,000 Ordinary Shares owned by West Raptor Holdings, LLC, a 100% indirect subsidiary of SoftBank Group Corp.

3	Percent of class is based on 2,585,521,779 Ordinary Shares outstanding, as of December 31, 2018.

CUSIP No. 01609W102	13G	Page 3 of 11 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Skywalk Finance GK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 170,000,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 170,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%(1)(2)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	Percent of class is based on 2,585,521,779 Ordinary Shares outstanding, as of December 31, 2018.

CUSIP No. 01609W102	13G	Page 4 of 11 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Raptor Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Please see response to Item 8
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 86,064,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,064,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,064,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%(1)(2)
12	TYPE OF REPORTING PERSON CO

[1]	This figure does not take into account the Voting Agreement described in Item 8.

[2]	Percent of class is based on 2,585,521,779 Ordinary Shares outstanding, as of December 31, 2018.

CUSIP No. 01609W102	13G	Page 5 of 11 pages

Item 1.

(a)       Name of Issuer:

           Alibaba Group Holding Limited

(b)       Address of Issuer’s Principal Executive Offices:

           c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Item 2.

(a)       Name of Person Filing:

           This Schedule 13G is being filed jointly by SoftBank Group Corp., Skywalk Finance GK, and West Raptor Holdings, LLC (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)       Address of Principal Business Office:

           The address of the principal business office of SoftBank Group Corp. and of Skywalk Finance GK is 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo 105-7303, Japan. The address of the principal business office of West Raptor Holdings, LLC is 1 Circle Star Way, San Carlos, CA 94070.

(c)       Citizenship:

           See Row 4 of cover page for each Reporting Person.

(d)       Title of Class of Securities:

           Ordinary shares, par value US$0.000025 per share, of the Issuer.

(e)       CUSIP Number:

           01609W102

CUSIP No. 01609W102	13G	Page 6 of 11 pages

Item 3.            Not applicable.

Item 4.            Ownership

           The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2018:

(a)       Amount Beneficially Owned:

           See Row 9 of cover page for each Reporting Person.

(b)       Percent of Class:

           See Row 11 of cover page for each Reporting Person.

(c)       Number of shares as to which such person has:

           (i)        sole power to vote or to direct the vote:

           See Row 5 of cover page for each Reporting Person.

           (ii)        shared power to vote or to direct the vote:

           See Row 6 of cover page for each Reporting Person. See also response to Item 8 below.

           (iii)        sole power to dispose or to direct the disposition of:

           See Row 7 of cover page for each Reporting Person.

           (iv)        shared power to dispose or to direct the disposition of:

           See Row 8 of cover page for each Reporting Person.

Item 5.            Not applicable.

Item 6.            Not applicable.

CUSIP No. 01609W102	13G	Page 7 of 11 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        See Exhibit 99.2.

Item 8.          Identification and Classification of Members of the Group

        Pursuant to a Voting Agreement entered into on September 18, 2014 by and among the Issuer, Altaba Inc. (formerly Yahoo! Inc.), SoftBank Group Corp. (formerly known as SoftBank Corp.), Jack Ma Yun, Joseph C. Tsai and certain other shareholders of the Issuer named on Schedule A thereto (the “Voting Agreement”), the parties thereto have agreed to, among others, (i) certain voting arrangements in favor of director nominees of Lakeside Partners LP (a partnership comprised of members of management of Issuer, Issuer affiliates and/or certain companies with which Issuer has a significant relationship) and SoftBank Group Corp. and (ii) a proxy grant by the Reporting Persons to Jack Ma Yun and Joseph C. Tsai of the voting power of any portion of the Reporting Persons’ shareholdings exceeding 30% of the Issuer’s issued and outstanding Ordinary Shares, each in accordance with the terms and conditions of the Voting Agreement.

        A copy of the Voting Agreement has been filed by the Issuer with the Securities and Exchange Commission as Exhibit 4.13 to the Issuer’s amended registration statement on Form F-1 filed on September 5, 2014.

        The Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Act with respect to the Ordinary Shares of the Issuer beneficially owned by the Reporting Persons and the other parties to the Voting Agreement. Assuming such a group is deemed to exist, the members of the group are as follows: (1) Altaba Inc., Altaba Holdings Hong Kong Limited and Altaba HK MC Limited; (2) SoftBank Group Corp., Skywalk Finance GK and West Raptor Holdings, LLC; and (3) Jack Yun Ma, Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., Jack Ma Philanthropic Foundation, JC Properties Limited, Joe and Clara Tsai Foundation Limited, JSP Investment Limited, Parufam Limited, PMH Holding Limited, Ying Capital Limited and Yun Capital Limited.

Item 9.          Not applicable.

Item 10.        Not applicable.

CUSIP No. 01609W102	13G	Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2019

SOFTBANK GROUP CORP.

By:	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

Skywalk Finance GK

By:	/s/ Norikazu Oba
Name:	Norikazu Oba
Title:	Executer

WEST RAPTOR HOLDINGS, LLC

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Representative-Director

CUSIP No. 01609W102	13G	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 99.1 – Joint Filing Agreement	10
Exhibit 99.2 – Item 7 Information	11